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                          June 29, 2021

       Thiago Maffra
       Chief Executive Officer
       XP Inc.
       c/o XP Investments US, LLC
       55 West 46th Street, 30th floor
       New York, NY 10036

                                                        Re: XP Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed June 23, 2021
                                                            File No. 333-257304

       Dear Mr. Maffra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Manuel Garciadiaz, Esq.